Exhibit 99.3

November 13, 2013
To whom it may concern:

Company name:   UBIC, Inc.

Representative:  Masahiro Morimoto,

Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: UBIC, NASDAQ)

Contact: Seitaro Ishii,

Chief Financial Officer and

Chief Administrative Officer

Tel: +81-3-5463-6344

Revision of the Forecasts for the Year Ending March 31, 2014

UBIC, Inc., announces a revision of the forecasts for results of operations for the year ending March 31, 2014 (April 1, 2013 through March 31, 2014) announced on May 15, 2013, based on the recent operating results and the resolution of the board of directors adopted on November 13, 2013.

1.              Revision of the consolidated forecasts for the year ending March 31, 2014 (April 1, 2013 through March 31, 2014)

	Net sales (million yen)		Operating income (million yen)		Ordinary income (million yen)		Net income (million yen)		Net income per share (yen)
Forecasts announced on May 15, 2013 (A)	5,500 –6,000		1,050 –1,240		970 –1,130		570 –670		178.51 –209.83
Revised forecasts (B)	4,400 –4,800		(255 –100)		(360 –0)		(275 –(50	) )	(81.58 (14.83	) )
Differences (B) - (A)	(1,100 –(1,200	) )	(1,305 –(1,140	) )	(1,330 –(1,130	) )	(845 –(720	) )	(260.09 –(224.66	) )
Changes (%)	(20.0 –(20.0	) )	(124.3 –(91.9	) )	(137.1 –(100.0	) )	(148.2 –(107.5	) )	(145.7 –(107.1	) )
(Reference) Results for the year ended March 31, 2013	4,679		920		872		500		158.45

2.              Revision of the non-consolidated forecasts for the year ending March 31, 2014 (April 1, 2013 through March 31, 2014)

	Net sales (million yen)		Ordinary income (million yen)		Net income (million yen)		Net income per share (yen)
Forecasts announced on May 15, 2013 (A)	3,680 –3,940		600 –650		360 –390		104.55 –113.23
Revised forecasts (B)	2,745 –3,025		(355 – (100	) )	(230 – (80	) )	(68.23 –(23.73	) )
Differences (B) - (A)	(935 – (915	) )	(955 – (750	) )	(590 – (470	) )	(172.78 – (136.96	) )
Changes (%)	(25.4 – (23.2	) )	(159.2 – (115.4	) )	(163.9 – (120.5	) )	(165.3 – (121.0	) )
(Reference) Results for the year ended March 31, 2013	3,642		802		484		153.24

(Note) The forecasts of net income per share are calculated based on the average number of issued and outstanding shares during the six-month period ended September 30, 2013.

3.              Reasons for the revision

For the six-month period ended September 30, 2013 (April 1, 2013 through September 30, 2013), net sales of the “eDiscovery” business, the Group’s main service line, were 1,888,828 thousand yen, a 14.7% decrease compared to the six-month period ended September 30, 2012. Meanwhile, net sales from the legal and compliance professional services business were 183,553 thousand yen, a 28.6% increase compared to the six-month period ended September 30, 2012, due to a significant increase in sales to Korean enterprises.

While brand awareness has been gradually spreading via media and other channels since being listed on the NASDAQ Global Market in May 2013, the Group has identified some events that have resulted in a negative impact on its 2014 forecasts, including the postponement in starting discovery operations for cartel and intellectual property-related projects, the cancelations of ongoing projects as a result of legal settlements by the Group’s clients, and the Group’s failure to secure certain large-scale projects that the Group was pursuing. These events resulted in the revision of net sales forecasts of the “eDiscovery” business, the Group’s main service line, for the year ending March 31, 2014. Accordingly, the forecasts for net sales and income announced on May 15, 2013, were revised downwards.

The Group’s operating income for the year ending March 31, 2014, is expected to be substantially lower than the forecasts announced on May 15, 2013. This is due to several factors, including the continued enhancement of the functionality of the Group’s internally developed eDiscovery support software “Lit i View,” which is a platform of Technology Assisted Review (TAR) composed of “Predictive Coding,” expansion of its data center facilities and building up the Group’s infrastructure to accommodate continuous receipt of large-scale orders with deliberate recruitment. The Group’s ordinary income and net income for the year ending March 31, 2014 are also expected to be lower than the forecasts announced on May 15, 2013, due to initial public offering expenses, a one-time expenditure, offsetting substantial foreign exchange gains generated by the weak yen trend.

4. Revision of the dividend forecasts

	Dividend per share (yen)
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
Forecasts announced on May 15, 2013 (A)	—	0.00	—	50.00	50.00
Revised forecasts (B)			—	0.00	0.00
Dividend for the six-month period ended September 30, 2013		0.00
Dividend for the year ended March 31, 2013		0.00	—	50.00	50.00

The Group’s policy for dividend distributions is to continuously provide stable dividends by comprehensively considering the results of operation and dividend payout ratio. In light of such policy and the revision of the consolidated forecasts for the year ending March 31, 2014, the Group has decided to forgo payments of dividends for the year ending March 31, 2014.

The Group will strive to achieve a prompt recovery of its business performance with further and continuous efforts on a group-wide basis.

(Note) These forecasts are based on information available at the time of preparing this news release and contain uncertain factors. Please be advised that actual results may differ from these forecasts due to various factors.

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